Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Statements on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, $0.001 par value per share, and the 10.50% Series E Convertible Preferred Stock, $0.001 par value per share, of Avid Bioservices, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statements.

		DATE:	April 14, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

/s/ Roger Farley
Roger Farley